NEWS RELEASE

New York - AG	May 24, 2024
Toronto - FR
Frankfurt - FMV

First Majestic Announces Voting Results from Annual General Meeting

Vancouver, British Columbia, Canada - First Majestic Silver Corp. (NYSE:AG) (TSX:FR) (FSE:FMV) (the "Company" or "First Majestic") is pleased to announce the voting results for its Annual General Meeting of Shareholders held on Thursday, May 23, 2024 in Vancouver, British Columbia (the "2024 AGM").  Each of the matters that were voted upon at the 2024 AGM are described in detail in the Company's Management Information Circular dated April 11, 2024 (the "Circular"), which is available at www.firstmajesticagm.com.

A total of 120,646,090 common shares of First Majestic were represented at the 2024 AGM, being 42% of the Company's issued and outstanding common shares as at the record date.  Shareholders voted in favour of all matters brought before the 2024 AGM, and the specific voting results were as follows:

NUMBER OF DIRECTORS

Resolution	Votes For	% For	Votes Against	% Against
Set the number of directors of the Company at five *	117,766,659	97.63%	2,859,429	2.37%

ELECTION OF DIRECTORS

Director Nominee	Votes For	% For	Votes Withheld	% Withheld
Keith Neumeyer	74,127,341	96.96%	2,325,884	3.04%
Marjorie Co	71,625,946	93.69%	4,827,280	6.31%
Thomas F. Fudge, Jr.	43,842,992	57.35%	32,610,233	42.65%
Raymond L. Polman	71,946,577	94.11%	4,506,648	5.89%
Colette Rustad	70,376,389	92.05%	6,076,836	7.95%

* Jean des Rivières resigned as a director prior to the 2024 AGM and therefore did not stand for re-election, resulting in the election of five directors to the Company's Board of Directors (as opposed to six directors, as was set out in the Circular).

APPOINTMENT OF AUDITOR

Resolution	Votes For	% For	Votes Withheld	% Withheld
Appoint Deloitte LLP, Independent Registered Public Accounting Firm, as auditor for the Company to hold office until the next Annual General	107,917,707	89.46%	12,708,379	10.54%

SAY-ON-PAY (non-binding advisory vote)

Resolution	Votes For	% For	Votes Against	% Against
Advisory resolution to approve the Company's approach to executive compensation	37,591,162	49.17%	38,862,057	50.83%

"We are pleased with the support received from our shareholders at the 2024 AGM," stated Thomas F. Fudge, Jr., Chair of the Board.  "Although our Say-on-Pay advisory resolution did not pass by a majority vote, we are encouraged with the increased level of support that it received, which was almost double compared to the support received for the Say-on-Pay vote at our 2023 AGM. This demonstrates that our shareholders have acknowledged the improvements that First Majestic has made in both the disclosure of its executive compensation practices, and in the Company's approach to executive compensation. The Company remains committed in 2024 to continue engaging with our shareholders and addressing their concerns as we strive to further increase support levels for our executive compensation practices."

About First Majestic

First Majestic is a publicly traded mining company focused on silver and gold production in Mexico and the United States. The Company presently owns and operates the San Dimas Silver/Gold Mine, the Santa Elena Silver/Gold Mine, and the La Encantada Silver Mine as well as a portfolio of development and exploration assets, including the Jerritt Canyon Gold project located in northeastern Nevada, U.S.A.

First Majestic is proud to own and operate its own minting facility, First Mint, LLC, and to offer a portion of its silver production for sale to the public.  Bars, ingots, coins and medallions are available for purchase online at www.firstmint.com, at some of the lowest premiums available.

For further information, visit our website at www.firstmajestic.com.  You can contact us by e-mail at info@firstmajestic.com, or by telephone at 1.866.529.2807.

FIRST MAJESTIC SILVER CORP.

"signed"

Keith Neumeyer, President & CEO

Cautionary Note Regarding Forward Looking Statements

This news release contains "forward‐looking information" and "forward-looking statements" under applicable Canadian and United States securities laws (collectively, "forward‐looking statements").  Forward-looking statements in this news release include, but are not limited to, statements with respect to: (i) the Company's plans to continue engaging with its shareholders in 2024 with respect to the Company's executive compensation practices.  Often, but not always, forward-looking statements can be identified by the use of words such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "believes" or variations (including negative variations) of such words and phrases, or state that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved.  Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.  Factors that could cause actual results to differ materially from those anticipated in these forward-looking statements are discussed in the section entitled "Description of the Business - Risk Factors" in the Company's most recent Annual Information Form for the year ended December 31, 2023 filed with the Canadian securities regulatory authorities under the Company's SEDAR+ profile at www.sedarplus.ca, and in the Company's Annual Report on Form 40-F for the year ended December 31, 2023 filed with the United States Securities and Exchange Commission on EDGAR at www.sec.gov/edgar.

Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended.  Accordingly, the reader is cautioned not to place undue reliance on forward-looking statements.  Forward-looking statements contained herein are made as of the date of this news release and the Company disclaims, other than as required by law, any obligation to update any forward-looking statements whether as a result of new information, results, future events, circumstances, or if management's estimates or opinions should change, or otherwise.